XTI Aerospace, Inc.

8123 InterPort Blvd., Suite C

Englewood, CO 80112

VIA EDGAR

November 29, 2024

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Matthew Crispino and Jan Woo

Re:	XTI Aerospace, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 22, 2024

File No. 001-36404

Ladies and Gentlemen:

By letter dated November 27, 2024, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided XTI Aerospace, Inc. (the “Company”) with comments to the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). This letter contains the Company’s response to the Staff’s comments.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy Statement. Concurrently with the delivery of this letter, the Company is filing via EDGAR an amended preliminary proxy statement that contains the responses set forth below.

Preliminary Proxy Statement on Schedule 14A
Proposal Three: The Authorized Share Increase Proposal, page 42

1.	Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Response: The Company has historically supplemented revenues earned with proceeds received from the sale of debt or equity securities in order to meet its working capital requirements. Therefore, until such time as the Company has sufficient revenue to meet such working capital requirements, it expects that it will need to continue to supplement its revenues through the sale of its securities, which will include, but may not be limited to the sale of its common stock under its existing at-the-market offering program. For example, as previously disclosed, the Company entered into a capital distribution agreement with FC Imperial Limited for a proposed equity investment by FC Imperial Limited, subject to the parties entering into a definitive equity purchase agreement. In addition, the Board may determine that it is appropriate or necessary to issue equity or equity linked securities to satisfy outstanding payables in lieu of paying cash. Other than shares that may be issuable pursuant to our existing equity incentive plan, the Company presently has no other plans, proposals or arrangements, written or oral, to issue any of the newly authorized shares of common stock for acquisitions, strategic transactions or any other purposes. The Company has revised the Proxy Statement accordingly.

Proposal Five: The Potential Financing Issuances Proposal, page 52

2.	Please revise your disclosure to include the information required by Item 13(a) of Schedule 14A pursuant to Item 11(e) of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and confirms that in accordance with Item 13(b)(2) of Schedule 14A, the Company will deliver to security holders, at the same time it sends the proxy statement, the reports and statements that are material for the exercise of a shareholder’s prudent judgment in regard to the Potential Financing Issuances Proposal. The Company has added a new section to the Proxy Statement entitled “Documents Incorporated by Reference” that reads as follows:

“DOCUMENTS INCORPORATED BY REFERENCE

In accordance with Item 13(b)(2) of the SEC’s Schedule 14A, certain financial and other information required to be disclosed in connection with “Proposal Five – The Potential Financing Issuances Proposal” is incorporated by reference to (1) the following sections from the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on April 16, 2024: (i) “Financial Statements and Supplementary Data”; (ii) “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (iii) “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure”; (2) the Company’s Current Report on Form 8-K/A, as filed with the SEC on May 28, 2024, and Exhibits 99.1, 99.2 and 99.3 thereto; and (3) the following sections from the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, as filed with the SEC on November 14, 2024: (i) “Financial Statements”; and (ii) “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. We are delivering to security holders with this Proxy Statement the aforementioned information incorporated by reference in accordance with Item 13(b)(2) of Schedule 14A.”

***

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your review of the foregoing. If you have further comments, please feel free to contact our counsel, Blake Baron, Esq., at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ Scott Pomeroy
Scott Pomeroy
Chief Executive Officer